UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

_________________

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Submission of Matters to a Vote of Security Holders

On June 6, 2018, AC Immune SA (the “Company”) mailed to all of its shareholders of record as of May 23, 2018 an invitation and proxy form to participate in the Company's annual general meeting of shareholders to be held on July 6, 2018. The invitation to the annual general meeting (including the agenda items and proposals that are being voted upon) as well as other materials provided to the Company's shareholders are included as exhibits to this Report of Foreign Private Issuer on Form 6-K. In addition to matters resolved by shareholders on an annual basis (such as elections of directors and compensation proposals), the Board of Directors of the Company proposes that the previous authorizations to raise capital as granted by the Extraordinary Shareholders' Meeting of April 27, 2018 shall, upon the expiry of the authorizations on July 27, 2018, be extended until October 6, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: June 7, 2018

EXHIBIT INDEX

Exhibit Number	Description
99.1*	Invitation to the Ordinary Shareholders’ Meeting
99.2*	2018 Annual General Meeting Proxy Card
99.3*	Letter to Shareholders
99.4	2017 Statutory Financial Statements (incorporated by reference to Exhibit 99.2 to the AC Immune Report of Foreign Private Issuer on Form 6-K filed on March 20, 2018)
99.5	Financial Statements (IFRS) as at and for the years ended December 31, 2017, 2016 and 2015 (incorporated by reference to Item 18 of Part III of AC Immune’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed on March 20, 2018)
99.6	2017 Compensation Report (incorporated by reference to Exhibit 99.3 to the AC Immune Report of Foreign Private Issuer on Form 6-K filed on March 20, 2018)
99.7*	Instructions on How to Become a Holder of Record

* Filed herewith.